UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”), dated February 7, 2010, announcing the Company's financial results for the fourth quarter and year ended December 31, 2010.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-164007) that was declared effective on March 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
Date: February 14, 2011	By: /s/ Inger M. Klemp Name: Inger M. Klemp Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $6.0 million and earnings per share of $0.25 for the fourth quarter of 2010.
•	Knightsbridge dry docked the VLCC Kensington in the fourth quarter at an aggregate cost and revenue loss of $3.6 million.
•	Knightsbridge reports net income of $38.6 million and earnings per share of $2.02 for the year ended December 31, 2010.
•	Knightsbridge announces a cash dividend of $0.50 per share for the fourth quarter of 2010.
•	Knightsbridge completed a successful equity offering of 4,887,500 new shares in October generating net cash proceeds of $87.6 million.
•
Knightsbridge purchased the Capesize vessel Golden Zhejiang from Golden Ocean, in October, for a price of $65.5 million. The Company settled $18.5 million of the purchase price by issuing 973,684 restricted common shares to Golden Ocean.

•	Knightsbridge entered into a new $175 million credit facility in November.

PRELIMINARY FOURTH QUARTER 2010 AND FINANCIAL YEAR RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $6.0 million and earnings per share of $0.25 for the fourth quarter of 2010. The average daily time charter equivalents (“TCEs”) earned by the Company’s VLCCs, excluding bareboat charters, and Capesize vessels were $34,400 and $39,600, respectively, compared with $30,800 and $40,700 in the preceding quarter. Time charter revenues increased in the quarter due to the acquisition of Golden Zhejiang. Net income fell by $2.9 million compared with the previous quarter due mainly to drydock costs for the Kensington of $2.1 million, the loss of revenue during the drydock period of $1.5 million and an increase in operating costs due to the Golden Zhejiang and repairs to the Mayfair, offset by the revenue from the Golden Zhejiang charter of $1.7 million. Earnings per share in the fourth quarter fell to $0.25 compared with $0.48 in the previous quarter due to the reduction in net income and the increase in the number of shares outstanding following the equity offering and purchase of Golden Zhejiang.

The net increase in cash and cash equivalents in the quarter was $35.7 million. The Company generated cash from operating activities of $12.9 million and received net cash proceeds of $87.6 million from the equity offering, which closed in the quarter. The Company paid $47.0 million regarding the purchase of Golden Zhejiang, used $5.6 million, net, to repay loan facilities and paid $12.2 million in dividends. In February 2011, the Company has an average cash breakeven rate for its VLCCs, which are on time charter, and Capesize vessels of $18,700 and $8,500, respectively, per vessel per day. The VLCCs which are on bare-boat contract have a cash break even rate of $4,300 per vessel per day.

For the year ended December 31, 2010, the Company reports net income of $38.6 million and earnings per share of $2.02, compared with $21.7 million and $1.27, respectively, in 2009. The average daily TCE for the Company's VLCCs, excluding bareboat charters, and Capesize vessels in 2010 was $37,700 and $41,100, respectively.

The net increase in cash and cash equivalents in 2010 was $48.8 million. The Company generated cash from operating activities of $62.4 million and received net cash proceeds of $87.6 million from the equity offering, which closed in the fourth quarter. The Company paid $97.6 million regarding the purchase of vessels and newbuildings, received $34.8 million, net, from new loan facilities, increased restricted cash by $5.0 million and paid $33.4 million in dividends.

THE TANKER MARKET

The market rate for a VLCC trading on a standard ‘TD3’ voyage between The Arabian Gulf and Japan in the fourth quarter of 2010 was WS 58; equivalent to $15,600/day; representing an increase of approximately WS 6 points or $2,400/day from the third quarter of 2010 and an increase of WS 10 points from the fourth quarter of 2009. Present market indications are approximately $18,000/day in the first quarter of 2011.

Bunkers at Fujairah averaged $488/mt in the fourth quarter of 2010 compared to $444.5/mt in the third quarter of 2010; an increase of approximately $44/mt. Bunker prices varied from a low of $462/mt mid October and a high of $512/mt at the end of December.

The International Energy Agency’s (“IEA”) January 2011 report stated an average OPEC oil production, including Iraq, of 29.47 million barrels per day (mb/d) during the fourth quarter of the year. This was an increase of 200,000 barrels per day compared to the third quarter of 2010 and an increase of 510,000 barrels per day compared to the fourth quarter of 2009.

IEA further estimates that world oil demand averaged 88.9 mb/d in the fourth quarter of 2010, representing an increase of approximately 250,000 barrels per day compared to the third quarter of 2010, and approximately 3.2 mb/d from the fourth quarter of 2009. Additionally, the IEA estimates that world oil demand will average approximately 89.1 mb/d in 2011 representing an increase of 1.6 percent or approximately 1.4 mb/d from 2010.

The U.S maintained an average refinery utilization capacity of approximately 85 percent throughout the fourth quarter of 2010. This was a decrease of approximately 4.2 percent from the previous quarter and an increase of 4 percent from the fourth quarter of 2009. Additionally, the US refinery crude throughput averaged approxemately 14.3 million barrels per day in November 2010, 450,000 barrels per day higher than the same month in 2009 according to the IEA.

The VLCC fleet totalled 547 vessels at the end of the fourth quarter of 2010, up from 539 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter versus an estimated 17 at the beginning of the year. 54 vessels were delivered in 2010 versus an estimate of 67 deliveries, representing 19 percent slippage, and throughout 2011 the current estimate is 79 deliveries. The orderbook counted 185 vessels at the end of the fourth quarter, down from 189 orders from the previous quarter. Seven new orders were placed during the quarter and the current orderbook represents about 34 percent of the VLCC fleet. During the quarter three vessels were removed from the trading fleet for scrapping or conversion/storage purposes. According to Fearnleys the single hull fleet now stands at 43 vessels.

THE DRY BULK MARKET

The combination of more than 13.5 per cent net fleet growth during 2010 and slightly lower iron ore imports to China should under normal circumstances have resulted in a sharp decline in earnings for dry bulk owners. That did not materialize and apart from strong growth in transportation of coal and decent growth for grain and grain products there are other reasons explaining that the dry bulk market in 2010 more or less was similar to the previous year.

There were big differences in earnings between the different sizes, Capesizes earned less which was a function of high influx of new buildings and lower iron ore exports periodically from Brazil resulting in less ton miles.

The relatively healthy 2010 market can be explained from a few reasons outside the normal supply /demand balance.

-
Chinese coastal trade: This is accounting for almost 250 million tons per quarter and even though sailing distances are short, dry bulk researchers expect that around six per cent of the total dry bulk fleet is being utilized along the Chinese coast.

-
High Congestion: This remains a challenge in both loading and discharging areas. Australia is facing the biggest difficulties. We expect that congestion was tying up between five and nine percent of the fleet at any given time last year.

-
Inefficient utilization of the fleet: Due to higher inter Asian trade, increased exports from the Western hemisphere to Asia and less dry bulk transportation from Asia to Europe, many vessels are ending up in the East and have to ballast back to loading areas in South America and U.S. In addition piracy, in Gulf of Aden and Indian Ocean is adding waiting time for military convoys, slower steaming during convoy passages and deviations in general.

Recent developments with natural disasters in Australia and adverse weather in general in the Southern Hemisphere had a strong negative impact on the dry bulk market. In addition the filing for bankruptcy protection of Korea Line, a major dry bulk operator, has added to the negative sentiment.

There is a lot of uncertainty among dry bulk market forecasters both when it comes to supply and demand. Everybody agrees to the fact that the order book is massive, around 50 per cent of the existing fleet is on order. In the last two years, actual deliveries were lagging substantially compared to the official order book. Just in excess of 60 per cent of the official order book has been delivered on average during each of the last two years.

On the demand side, Chinese iron ore imports represents the biggest uncertainty. As stated above, the small decline witnessed last year came as a surprise to most forecasters. For 2011 the spread between the most optimistic and most pessimistic analysts is about 150 million tons or approximately 150 capesize equivalent vessels.

In a fairly optimistic, but not unrealistic demand scenario with a continuation of two digit growth in ton mile demand the market needs close to 40 per cent delays ! slippage and cancellations of the official order book to bring the utilization close to 90 per cent.

CORPORATE AND OUTLOOK

In September 2010, the Company agreed to acquire the Capesize vessel, Golden Zhejiang from Golden Ocean for a purchase price of $65.5 million and took delivery of the vessel on October 27, 2010. The vessel is employed on a time charter with a minimum term of 48 months from September 2010 at a gross rate of $29,900 per day. The Company settled $18.5 million of the purchase price by issuing 973,684 restricted common shares to Golden Ocean and used cash of $47 million to finance the remaining portion. $3.3 million of the purchase price has been attributed to the value of the time charter and this amount is being amortized over the term of the charter, which means that the reported gross rate is being reduced by approximately $2,000 per day.

On September 27, 2010, the Company announced an underwritten public offering of 4,250,000 common shares and a 30 day option granted to the underwriters to purchase up to 637,500 additional shares to cover overallotments. The offering was priced at $19.00 per share and the underwriters exercised the over-allotment option in full. As a result, 4,887,500 common shares were issued in October and net proceeds of approximately $87.6 million were received. The proceeds have been used to fund a portion of the purchase price of the Golden Zhejiang and the remainder is expected to be used to repay indebtedness, fund future vessel acquisitions, for working capital and for general corporate purposes.

In October 2010, the VLCC Mayfair commenced a five year bareboat charter at a rate which is determined by the Company to be equivalent to at least $32,000 per day on a time charter basis.

In November 2010, the Company entered into a new $175.0 million senior secured credit facility maturing in May 2015 consisting of a term loan in the amount of $100.0 million and a revolving credit facility in the amount of $75.0 million. The Company used $75.0 million available under this facility to refinance $75.0 million of debt under the amended Nordea credit facility and used the remaining $25.0 million under the term loan to partially finance the acquisition of the Golden Zhejiang.

The VLCC Kensington was dry docked in the fourth quarter and the Company has scheduled to dry dock the VLCC Hampstead at the end of the first quarter in 2011. The next scheduled dry dock, thereafter, is in 2013. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method rather than accruing and charging as an expense on a pro-rata basis over the period to the next drydocking.

Following the completion of the public offering in September 2010 and the revolving credit facility in November 2010, Knightsbridge has had the ability to further grow the Company by purchasing one additional vessel without having to raise additional equity. Henceforth the Board has actively been looking for tonnage which can contribute to the Company's future dividend capacity. It has however been a challenge to find the optimal combination of asset price and time charter rate and so far no acquisition candidate has been found. The Board will therefore continue to monitor the sale and purchase market for vessels that can contribute to the Company’s future dividend capacity.

On December 29, 2010, the Board granted a total of 59,143 restricted stock units (RSUs) pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over three years at a rate of one third of the number of RSUs granted on each anniversary of the date of grant.

On February 7, 2011, the Board declared a dividend of $0.50 per share. The record date for the dividend is February 17, 2011, ex dividend date is February 15, 2011 and the dividend will be paid on or around March 3, 2011.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" ”pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry bulk and tanker markets, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
February 7, 2011

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886
Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited +47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED

FOURTH QUARTER REPORT (UNAUDITED)

2009 Oct-Dec	2010 Oct-Dec	INCOME STATEMENT (in thousands of $)	2010 Jan-Dec	2009 Jan-Dec (audited)

23,418	21,626	Operating revenues	95,897	67,339
		Operating expense
3,011	1,045	Voyage expenses	10,467	8,588
5,531	6,715	Ship operating expenses	19,678	18,829
588	841	Administrative expenses	3,018	1,823
4,296	5,581	Depreciation	19,567	14,343
13,426	14,182	Total operating expenses	52,730	43,583

9,992	7,444	Net operating income	43,167	23,756

		Other income (expenses)
4	32	Interest income	54	123
(874)	(1,248)	Interest expense	(3,940)	(1,895)
(136)	(224)	Other financial items	(724)	(304)
(1,006)	(1,440)	Total other expenses	(4,610)	(2,076)

8,986	6,004	Net income	38,557	21,680

$0.53	$0.25	Earnings per share ($)	$2.02	$1.27

		Income on timecharter basis ($ per day per vessel)*
$36,900	$34,400	VLCC (excluding bareboat charters)	$37,700	$36,000
$44,300	$36,900	Capesize	$41,100	$43,400

* Basis = Calender days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2010 Dec 31	2009 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	56,771	7,964
Restricted cash	15,000	10,000
Other current assets	6,157	11,363
Long term
Vessels, net	459,032	344,399
Deferred charges	2,629	1,220
Other long term assets	2,364	-

Total assets	541,953	374,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short-term debt and current portion of long-term debt	3,600	13,960
Other current liabilities	8,712	14,756
Long term
Long-term debt	153,740	106,520
Stockholders’ equity	375,901	239,710

Total liabilities and stockholders’ equity	541,953	374,946

2009 Oct-Dec	2010 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2010 Jan-Dec	2009 Jan-Dec (audited)
		OPERATING ACTIVITIES
8,986	6,004	Net income	38,557	21,680
		Adjustments to reconcile net income to net cash provided by operating activities;
4,387	5,960	Depreciation and amortization	20,371	14,532
(1,393)	936	Change in operating assets and liabilities	3,543	(1,650)

11,980	12,900	Net cash provided by operating activities	62,471	34,562

		INVESTING ACTIVITIES
(16,583)	-	Additions to newbuildings	(3,600)	(116,475)
-	(47,000)	Purchase of vessels	(94,000)	-
-	-	Placement of restricted cash	(5,000)	-

(16,583)	(47,000)	Net cash used in investing activities	(102,600)	(116,475)

		FINANCING ACTIVITIES
(19,040)	(104,650)	Repayment of long-term debt	(168,880)	(42,560)
30,000	100,000	Proceeds from long-term debt	205,740	60,000
-	(921)	Debt fees paid	(2,061)	(1,286)
-	87,602	Net proceeds from share issuance	87,602	-
-	(12,213)	Dividends paid	(33,465)	(4,275)

10,960	69,818	Net cash provided by financing activities	88,936	11,879

6,357	35,718	Net increase (decrease) in cash and cash equivalents	48,807	(70,034)
1,607	21,053	Cash and cash equivalents at start of period	7,964	77,998
7,964	56,771	Cash and cash equivalents at end of period	56,771	7,964